Exhibit 99.1

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800

Media release

Rio Tinto completes divestment of talc business

1 August 2011

Rio Tinto has completed the divestment of its talc business to Imerys, a world leader in adding value to industrial minerals, for an enterprise value of US$340 million. The company acknowledged receipt of the binding offer from Imerys on 23 February 2011 and subsequently accepted the offer on 10 June 2011.

The talc business has about 1,000 employees at 20 locations in Europe, North America, Australia and Asia.

Since 2008, Rio Tinto has completed more than 20 divestments with total gross proceeds in excess of US$11 billion.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

About Imerys

The world leader in adding value to minerals, Imerys is active in 47 countries through more than 240 industrial and commercial sites. The Group achieved more than €3.3 billion in sales in 2010. Imerys develops solutions that improve its customers’ product performance and manufacturing efficiency, thanks to minerals it mines and processes from reserves with rare qualities. The Group’s products have a great many applications in everyday life, including construction, personal care, paper, paint, plastic, ceramics, telecommunications, beverage, filtration, etc.

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For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London

IlltudHarri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0)7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.comenquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media